                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                            ------------------------

                                  SCHEDULE 13D
                      Under Securities Exchange Act of 1934

                                (Amendment No. 5)

                           WILSHIRE TECHNOLOGIES, INC.
                           ---------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    972009103
                                    ---------
                                 (CUSIP Number)


                        TRILON DOMINION PARTNERS, L.L.C.
                    Six Landmark Square, 4th Floor, Suite 400
                        Stamford, Connecticut 06901-2792
                                 (203) 359-5629
                                 --------------
                  (Name, Address and Telephone Number of person
                authorized to receive notices and communications)

                                December 17, 2001
                                -----------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

                                  SCHEDULE 13D

CUSIP NO. 972000103

1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON TRILON DOMINION PARTNERS, L.L.C., 13-3838873
     ---------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)   [_]

                                                       (b)   [X]

3.   SEC USE ONLY
     ---------------------------------------------------------------------------

4.   SOURCE OF FUNDS*
     OO
     ---------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
     ---------------------------------------------------------------------------

NUMBER OF         7.   SOLE VOTING POWER   -0-
SHARES                                  ----------------------------------------
BENEFICIALLY
OWNED BY          8.   SHARED VOTING POWER  36,623,369
EACH                                      --------------------------------------
REPORTING
PERSON WITH       9.   SOLE DISPOSITIVE POWER   -0-
                                             -----------------------------------

                 10.  SHARED DISPOSITIVE POWER   36,623,369
                                               ---------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     36,623,369
     ---------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [__]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     91.2%
     ---------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*
     OO
     ---------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 972000103

1.   NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON
     VC HOLDINGS, INC.
     ---------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)   [_]

                                                       (b)   [X]

3.   SEC USE ONLY
     ---------------------------------------------------------------------------

4.   SOURCE OF FUNDS*
     OO
     ---------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
     ---------------------------------------------------------------------------


NUMBER OF         7.   SOLE VOTING POWER   -0-
SHARES                                  ----------------------------------------
BENEFICIALLY
OWNED BY          8.   SHARED VOTING POWER  36,623,369
EACH                                      --------------------------------------
REPORTING
PERSON WITH       9.   SOLE DISPOSITIVE POWER   -0-
                                             -----------------------------------

                 10.  SHARED DISPOSITIVE POWER   36,623,369
                                               ---------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     36,623,369
     ---------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [__]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     91.2%
     ---------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*
     CO
     ---------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 972000103

1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON RONALD W. CANTWELL
     ---------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)   [_]

                                                       (b)   [X]

3.   SEC USE ONLY
     ---------------------------------------------------------------------------

4.   SOURCE OF FUNDS*
     OO
     ---------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States Citizen
     ---------------------------------------------------------------------------


NUMBER OF         7.   SOLE VOTING POWER   -0-
SHARES                                  ----------------------------------------
BENEFICIALLY
OWNED BY          8.   SHARED VOTING POWER  36,623,369
EACH                                      --------------------------------------
REPORTING
PERSON WITH       9.   SOLE DISPOSITIVE POWER   -0-
                                             -----------------------------------

                 10.  SHARED DISPOSITIVE POWER   36,623,369
                                               ---------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     36,623,369
     ---------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [__]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     91.2%
     ---------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*
     IN
     ---------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 972000103

1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON DOMINION CAPITAL, INC., 54-1348068
     ---------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)   [_]

                                                       (b)   [X]

3.   SEC USE ONLY
     ---------------------------------------------------------------------------

4.   SOURCE OF FUNDS*
     WC
     ---------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia
     ---------------------------------------------------------------------------


NUMBER OF         7.   SOLE VOTING POWER   -0-
SHARES                                  ----------------------------------------
BENEFICIALLY
OWNED BY          8.   SHARED VOTING POWER  -0-
EACH                                      --------------------------------------
REPORTING
PERSON WITH       9.   SOLE DISPOSITIVE POWER   -0-
                                             -----------------------------------

                 10.  SHARED DISPOSITIVE POWER   -0-
                                               ---------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
     ---------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [X]   See Item 5
     ---------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
     ---------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*
     CO
     ---------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 972000103

1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON DOMINION RESOURCES, INC., 54-1229715
     ---------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)   [_]

                                                       (b)   [X]

3.   SEC USE ONLY
     ---------------------------------------------------------------------------

4.   SOURCE OF FUNDS*
     WC
     ---------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia
     ---------------------------------------------------------------------------


NUMBER OF         7.   SOLE VOTING POWER   -0-
SHARES                                  ----------------------------------------
BENEFICIALLY
OWNED BY          8.   SHARED VOTING POWER  -0-
EACH                                      --------------------------------------
REPORTING
PERSON WITH       9.   SOLE DISPOSITIVE POWER   -0-
                                             -----------------------------------

                 10.  SHARED DISPOSITIVE POWER  -0-
                                               ---------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
     ---------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [X] See Item 5
     ---------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
     ---------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*
     HC
     ---------------------------------------------------------------------------

                        AMENDED AND RESTATED SCHEDULE 13D

     Trilon Dominion Partners, L.L.C., a Delaware limited liability company originally organized as Venture Capital Equities, L.L.C. (the "LLC"), hereby amends and restates the statement on Schedule 13D as originally filed by Dominion Capital, Inc., a Virginia corporation ("Capital"), and Dominion Resources, Inc., a Virginia corporation ("Resources"), on April 7, 1994 (the "Original Statement"), as amended and supplemented by Amendment No. 1 dated April 12, 1994, Amendment No. 2 (erroneously labeled Amendment No. 1) dated October 3, 1994, Amendment No. 3 (erroneously labeled Amendment No. 2) dated August 9, 1995 and Amendment No. 4 dated February 15, 1996 (the Original Statement, as so amended and supplemented, being the "Statement"), with respect to the Common Stock (the "Common Stock") of Wilshire Technologies, Inc. (the "Issuer").

     All references to "the LLC" in the Statement shall mean Trilon Dominion Partners, L.L.C. (formerly named Venture Capital Equities, L.L.C.).

Item 1.    Security and Issuer.
           --------------------

  The class of equity securities to which this statement relates is the Common Stock of the Issuer, a California corporation. The principal executive offices of the Issuer are located at 5861 Edison Place, Carlsbad, California 92008.

Item 2.    Identity and Background.
           ------------------------

     This statement is being filed by the LLC, VC Holdings, Inc., a Delaware Corporation ("VC Holdings"), Ronald W. Cantwell ("Mr. Cantwell"), Capital and Resources.

     The LLC is a Delaware limited liability company. Its principal executive offices are located at Six Landmark Square, 4th Floor, Suite 400, Stamford, Connecticut 06901-2792. The LLC was formed for the purpose of acquiring a diversified portfolio of venture capital investments. The sole Manager of the LLC is VC Holdings, which holds a voting Class A membership in the LLC. The only other member of the LLC is Capital, which holds a non-voting Class B membership interest in the LLC.

     VC Holdings is a Delaware corporation. Its principal executive offices are located at Six Landmark Square, 4th Floor, Suite 400, Stamford, Connecticut 06901-2792. VC Holdings is the sole Manager and the holder of 100% of the voting interests of the LLC and was formed for the purpose of acting in such capacity. VC Holdings is wholly owned by Mr. Cantwell.

     Mr. Cantwell is a citizen of the United States. His principal business address and the address of his principal office is Six Landmark Square, 4th Floor, Suite 400, Stamford, Connecticut 06901-2792. Mr. Cantwell is the President of VC Holdings.

     Capital is a Virginia corporation having its principal executive offices located at 100 Tredegar Street, Richmond, Virginia 23219. Capital is Resources' diversified financial services subsidiary. It was established in 1985 to provide financial services to Resources and other nonutility subsidiaries and to use its own assets to make equity, fixed income and other investments. Capital's principal subsidiaries are First Source Financial, LLP, a provider of financial services to middle market companies, and First Dominion Capital LLC, an integrated commercial banking and asset management business.

     Resources is a Virginia corporation having its principal executive offices located at 100 Tredegar Street, Richmond, Virginia 23219. Organized in 1983, Resources is a holding company that owns all of the issued and outstanding common stock of both Virginia Electric and Power Company ("Virginia Power") and Consolidated Natural Gas Company ("CNG"), which Resources acquired in 2000. Virginia Power is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy. CNG operates in all phases of the natural gas industry, including exploration for and production of oil and natural gas. Resources' other major subsidiaries are Dominion Energy, Inc. and Capital. Dominion Energy, Inc. is engaged in independent power production and the acquisition and production of natural gas and oil reserves. Resources became a registered public utility holding company subject to the requirements of the Public Utility Holding Company Act of 1935 when it acquired CNG. As a result, the Securities and Exchange Commission has required Resources divest Capital's financial services businesses.

     The directors and executive officers of VC Holdings, Capital and Resources are set forth on Schedules I, II and III, respectively attached hereto. Schedules I, II and III set forth the following information with respect to each such person:

          (i)   name;

          (ii)  business address (or residence address where indicated);

          (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

          (iv)  citizenship.

     During the last five years, none of the LLC, VC Holdings, Mr. Cantwell, Capital nor Resources, nor to the best of their knowledge, any person named in Schedules I, II or III attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.
             --------------------------------------------------

     The shares of Common Stock owned of record by the LLC and referred to in
Item 5 below were acquired as follows:

          (i) 975,000 shares of Common Stock were originally purchased by Capital for an aggregate consideration of $3,599,948.91. The source of the funds for the purchase of such shares was the working capital of Capital. On June 30, 1995, Capital contributed to the LLC (as part of a specified investment portfolio) the 940,000 shares in exchange for a non-voting Class B membership interest in the LLC; and

          (ii) 8,441,430 shares of Common Stock were acquired by the LLC in exchange for the surrender of certain promissory notes of the Issuer held by the LLC in an aggregate principal amount of $7,700,000, with interest accrued thereon totaling $1,079,086.72, and in exchange for the cancellation of certain warrants held by the LLC evidencing a total of 1,280,000 shares of Common Stock of the Issuer. Such exchanges occurred pursuant to a certain Exchange Agreement, dated as of January 5, 1996, between the Issuer and the LLC (the "Exchange Agreement")(included as Exhibit B to this Statement); and

          (iii) also referred to in Item 5 below are warrants to purchase a total of 1,150,000 shares of Common Stock of the Issuer. The warrants were issued to the LLC in consideration for entering into and amending several credit facilities. On January 5, 1996, the LLC and the Issuer entered into a Credit Agreement (the "Agreement"), that entitled the LLC to purchase 100,000 shares of Common Stock of the Issuer at an exercise price of $0.75 per share before the expiration date of January 5, 2001. The Agreement provided that upon amendment the Issuer was to issue a second warrant. The second warrant entitled the LLC to purchase 25,000 shares of Common Stock at an exercise price of $1.75 per share before the expiration date of January 5, 2001. Both warrants expired unexercised. The Agreement was amended further on September 30, 1996, April 15, 1997, and September 19, 1997. The amended Agreement provided that the LLC was to receive a warrant to purchase 100,000 shares at the market price with each credit line increase, and a warrant to purchase 25,000 shares at the market price with each termination date extension. Warrants for 375,000 shares were issued in fiscal years 1996, 1997 and 1998 under the terms of the amended Agreement. Of these warrants 125,000 have expired unexercised. On March 31, 1998, the Issuer and the LLC entered into an Amended and Restated Credit Agreement and Revolving Line of Credit (the "Amended Agreement"), that entitled the LLC to purchase 650,000 share of the Common Stock of the Issuer at an exercise price of $0.41 per share before the expiration date of March 31, 2003. Upon the amendment of the Amended Agreement, the LLC was issued a second warrant entitling it to purchase 250,000 shares of Common Stock at $0.42 before the expiration date of March 31, 2003.

          (iv) 8,011,039 shares of Common Stock were acquired by the LLC in exchange for the surrender of certain promissory notes of the Issuer held by the LLC in an aggregate principal amount of $1,279,000. Such exchanges occurred pursuant to a certain Option Agreement, dated as of December 17, 2001, between the Issuer and the LLC (the "Option Agreement")(included as Exhibit D to this Statement).

          (v) also referred to in Item 5 below are options to purchase up to 16,445,900 shares of Common Stock of the Issuer exercisable until December 31, 2002 at an exercise price of $0.14 per share. Additionally, upon approval of the Issuer's amendment to its charter to increase the number of authorized shares, the LLC will have the option to purchase an additional 1,600,000 shares of Common Stock, exercisable until December 31, 2002, at an exercise price of
$0.14 per share.   The options were issued pursuant to the Option Agreement.

Item 4.    Purpose of Transaction.
           -----------------------

     In accordance with the terms of the Option Agreement (included as Exhibit C to this Statement) the Issuer has issued 8,011,039 shares of Common Stock to the LLC in exchange for the cancellation of indebtedness in the principal amount of $1,279,000 plus accrued interest. By canceling the debt and acquiring the shares of Common Stock, the LLC owns approximately 83% of the issued and outstanding Common Stock of the Issuer. The Option Agreement also allows the LLC to increase its ownership in the Issuer to 90% by canceling other indebtedness or contributing additional capital. A 90% holder of the issued and outstanding Common Stock of the Issuer could effect a merger. If the Issuer is merged into the LLC or an affiliate of Capital, then the board of directors, capitalization, corporate structure, charter and bylaws will change. Any decision by the LLC to acquire 90% of the issued and outstanding Common Stock of the Issuer or effect a merger will depend, however, on numerous factors, including, without limitation, the prospects of the Issuer, other business and investment alternatives of the LLC and general economic and market conditions. At any time, the LLC may determine to dispose of some or all of its holdings of Common Stock depending on those and other considerations. In the Option Agreement, the Issuer agreed to propose to its shareholders an amendment (the "Charter Amendment") to its certificate of incorporation to increase its authorized and unissued Common Stock to an amount sufficient to enable it to increase the option held by the LLC by 1,600,000 shares. The Issuer agreed to submit the Charter Amendment to its shareholders at its next Annual Meeting of Shareholders, or if requested by the LLC, a special meeting called to consider the Charter Amendment.

Item 5.    Interest in Securities of the Issuer.
           -------------------------------------

     (a) The LLC is the registered and direct beneficial owner of 36,623,369 shares of Common Stock of the Issuer consisting of (i) 17,427,469 shares owned of record, (ii) Warrants to acquire 1,150,000 shares of Common Stock and (iii) Options to acquire 16,445,900 shares of Common Stock (18,045,900 shares upon approval of the Charter Amendment), which collectively represent, as of December 17, 2001, approximately 91% of the outstanding shares of Common Stock of the Issuer including those beneficially held by the LLC. The LLC has shared voting and dispositive power with respect to such shares of Common Stock by virtue of its direct ownership of such shares.

     (b) The LLC holds shared voting and dispositive power with respect to the 17,427,469 shares of Common Stock listed in Item 5(a).

     VC Holdings may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of its ownership of 100% of the voting interest of the LLC and its status as sole Manager of the LLC.

     Mr. Cantwell may be considered to be an indirect beneficial owner of such shares of Common Stock and have shared voting and dispositive power with respect to such shares by virtue of his ownership of all of the voting stock of VC Holdings.

     Capital may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of its ownership interest in the LLC, which ownership interest entitles Capital to veto (except in certain limited circumstances) any sale of such shares of Common Stock by the LLC for a purchase price below the agreed fair market value of such shares at the time of their contribution to the LLC. Capital disclaims, however, any indirect beneficial ownership interest in the shares of Common Stock owned directly by the LLC, pursuant to Rule 13d-4.

     Resources may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of its ownership of all of the voting stock of Capital. Resources disclaims, however, any indirect beneficial ownership interest in the shares of Common Stock owned directly by the LLC pursuant to Rule 13d-4.

     Except as described herein, none of the LLC, VC Holdings, Mr. Cantwell, Capital or Resources or any other person referred to in Schedules I, II or III attached hereto may be considered beneficial owners of the shares of Common Stock.

     (c) On December 17, 2001, the Issuer and the LLC entered into the Option Agreement, which provided for the issuance of Common Stock of the Issuer in exchange for the cancellation of three promissory notes held by the LLC and the related accrued interest. The LLC cancelled three notes of $433,000.00, $358,000.00 and $488,000.00 and waived all accrued interest in exchange for 1,968,181, 2,557,142 and 3,485,715 shares of Common Stock respectively. The conversion rate for the $433,000.00 note was $0.22 per share while the $358,000.00 and the $488,000.00 notes were converted at a rate of $0.14 per share each. The Option Agreement also gave the LLC the ability to acquire 16,445,900 shares of Common Stock (18,045,900 shares upon approval of the Charter Amendment) at $0.14 per share.

     Except as described herein, none of the LLC, VC Holdings, Mr. Cantwell, Capital or Resources or any other person referred to in Schedules I, II or III has acquired or disposed of any shares of Common Stock during the last sixty days.

     (d) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

     VC Holdings is the owner of a voting Class A membership interest in the LLC, representing 100% of the voting interests of the LLC. VC Holdings is also the sole Manager of the LLC. Capital is the only other member of the LLC and is the owner of a non-voting Class B membership interest. Pursuant to the Operating Agreement for Trilon Dominion Partners, L.L.C. (formerly Venture Capital

Equities, L.L.C.), dated as of June 30, 1995, and amended on November 9, 1995, December 2, 1996 and December 3, 1998 between VC Holdings and Capital (as amended, the "Operating Agreement"), VC Holdings has the full exclusive and complete power and authority to make all decisions regarding the management and sale of the LLC's investment portfolio (including the shares of the Common Stock of the Issuer), except that the consent of Capital is required (except in certain limited circumstances) for the sale of any investment (including the shares of Common Stock) by the LLC for a purchase price below the agreed fair market value of such investment at the time of its contribution to the LLC. The original operating agreement, dated June 30, 1995 is included as Exhibit A to this Statement. The Amendments thereto are collectively filed herewith as Exhibit C.

     Pursuant to the Operating Agreement, net cash flow from the LLC (after provision for the LLC's operating expenses, including the payment of an annual management fee to VC Holdings) shall be distributed in the following order of priority: first, to Capital and VC Holdings in proportion to their respective unrecovered capital contributions; second, to Capital until it has received a preferred return on its unrecovered capital contributions equal to 3% in year one, 5% in year two and 8% thereafter; and the balance; 50% to Capital and 50% to VC Holdings.

     The Exchange Agreement was entered into between the Issuer and the LLC, pursuant to which, among other things, the LLC agreed to surrender certain promissory notes of the Issuer and to cancel certain warrants in exchange for 8,441,430 shares of Common Stock. A copy of the Exchange Agreement is attached hereto as Exhibit B and is incorporated herein by reference.

     The Option Agreement was entered into between the Issuer and the LLC, pursuant to which, among other things, the LLC agreed to surrender certain promissory notes of the Issuer in exchange for 8,011,039 shares of Common Stock and the Option to acquire an additional 16,445,900 shares of Common Stock (18,045,900 shares upon approval of the Charter Amendment), or a sufficient number of shares to acquire 90% of the then issued and outstanding.

     The foregoing summary of certain provisions of the foregoing agreements are not intended to be complete and is qualified in its entirety by the complete text of such document which is incorporated herein by reference.

     The Issuer and E.I. du Pont de Nemours and Company, Inc., a Delaware corporation ("DuPont"), entered into an Option Agreement, dated as of December 17, 2001 (the "DuPont Option"), to which the LLC as a majority shareholder of the Issuer is a party. The DuPont Option replaces a previously existing option agreement under which DuPont had an option to purchase 2,000,000 shares of the Common Stock and provides a new option, exercisable for $1,000,000, pursuant to which DuPont would receive 10% of the net proceeds, as defined in the DuPont Option, resulting from the liquidation of the Issuer, or the sale of all or substantially all of the Issuer's assets or the acquisition of the Issuer by an entity not affiliated with Resources.

     Except as set forth herein, none of the LLC, VC Holdings, Mr. Cantwell, Capital nor Resources and (to the best of their knowledge) none of the persons named in Schedules I, II or III hereto has any contracts arrangements, understandings or relationships (legal or otherwise) with any person with respect to, any securities of the Issuer, including but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.    Material to be filed as Exhibits.
           ---------------------------------

     Exhibit A - Operating Agreement for Trilon Dominion Partners, L.L.C. (formerly Venture Capital Equities, L.L.C., dated as of June 30, 1995 (previously filed).

     Exhibit B - Exchange Agreement, dated as of January 5, 1996, between Wilshire Technologies, Inc. and Trilon Dominion Partners, L.L.C. (previously filed).

     Exhibit C - Amendments to Operating Agreement, dated November 9, 1995, December 2, 1996 and December 3, 1998.

     Exhibit D - Stock Option Agreement, dated as of December 17, 2001, between Wilshire Technologies, Inc. and Trilon Dominion Partners, L.L.C.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2001
                              TRILON DOMINION PARTNER, L.L.C.

                              By:  VC HOLDINGS, INC.
                                   Its Manager


                              By:  /s/ Ronald W. Cantwell
                                   ---------------------------
                                   Name:  Ronald W. Cantwell
                                   Title:   President


                              VC HOLDINGS, INC.


                              By:  /s/ Ronald W. Cantwell
                                   ---------------------------
                                   Name:  Ronald W. Cantwell
                                   Title:   President


                              By:  /s/ Ronald W. Cantwell
                                   ---------------------------
                                   Ronald W. Cantwell


                              DOMINION CAPITAL, INC.


                              By:  /s/ Mark P. Mikuta
                                   -----------------------
                                   Name:  Mark P. Mikuta
                                   Title:   Vice President and Controller



                              DOMINION RESOURCES, INC.


                              By:  /s/ G. Scott Hetzer
                                   ------------------------

                                   Name:  G. Scott Hetzer
                                   Title:   Senior Vice President and Treasurer

                                  Exhibit Index
                                  -------------

                                                                         Page
                                                                         ----

Exhibit A --  Operating Agreement for Trilon Dominion Partners, L.L.C.
              (formerly Venture Capital Equities, L.L.C.)                 N/A

Exhibit B --  Exchange Agreement, dated as of January 5, 1996, between Wilshire Technologies, Inc. and Trilon Dominion
              Partners, L.L.C.                                            N/A

Exhibit C --  Amendments to Operating Agreement, dated November 9,
              1995, December 2, 1996 and December 3, 1998                 16

Exhibit D --  Stock Option Agreement, dated as of December 17,
              2001, between Wilshire Technologies, Inc. and Trilon
              Dominion Partners, L.L.C.                                   23

                                   Schedule I
                                   ----------

          The name and present principal occupation of each of the executive officers and directors of VC Holdings are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address Six Landmark Square, 4th Floor, Suite 400, Stamford, Connecticut 06901-2792.


                             Position With                Principal Occupation
Name                         VC Holdings                  And Address

Ronald W. Cantwell           President and Director       Same

                                   Schedule II
                                   -----------

                       Executive Officers and Directors of
                             Dominion Capital, Inc.


                                                                        Principal Occupation
Name                            Title                                   Or Employment
Chewning, Thomas N.             Chairman of the Board                   See Schedule III
Capps, Thos. E.                 Director                                See Schedule III
Coudriet, Charles E.            President and Chief Executive Officer   President and Chief Executive Officer of Capital
Hetzer, G. Scott                Senior Vice President and Treasurer     See Schedule III
Mikuta, Mark P.                 Vice President and Controller           Vice President and Controller of Capital
Moore, Jerry L.                 Vice President                          Vice President of Capital
Riely, Henry C.                 Corporate Secretary                     See Schedule III
Carney, James P.                Assistant Treasurer                     See Schedule III
Overman, Jerry G.               Assistant Treasurer                     Assistant Treasurer of Capital
Steveson, Brian E.              Assistant Controller                    Assistant Controller of Capital
Webb, Mark O.                   Assistant Corporate Secretary           Managing Counsel of Resources
Wilkerson, Patricia A.          Assistant Corporate Secretary           See Schedule III


The business address of each of the foregoing individuals is 100 Tredegar Street, Richmond, Virginia 23219.

                                  Schedule III
                                  ------------


                       Executive Officers and Directors of
                            Dominion Resources, Inc.


                                                                 Principal Occupation
Name                            Title                            Or Employment*
Capps, Thos. E.                 Chairman of the Board,           Chairman of the Board,
                                President, Chief Executive       President, Chief Executive
                                Officer and Director of          Officer and Director of
                                Resources                        Resources

Barrack, Jr., William S.        Director                         Director of Resources
                                                                 781 Weed Street
                                                                 New Canaan, CT  06840

Calise, Ronald J.               Director                         Director of Resources
                                                                 17 Amenia Union Road
                                                                 Wassaic, NY  12592-2504

Davidson, Jr., George A.        Director                         Director of Resources
                                                                 Dominion Tower
                                                                 625 Liberty Avenue, 22nd Flr.
                                                                 Pittsburgh, PA  15222-3199

Harris, John W.                 Director                         President, Lincoln Harris, LLC
                                                                 100 North Tryon Street, Suite
                                                                 2600
                                                                 Charlotte, NC  28202

Lambert, III, Benjamin J.       Director                         Optometrist
                                                                 904 North First Street
                                                                 Richmond, VA  23219

Leatherwood, Richard L.         Director                         Director of Resources
                                                                 3805 Greenway
                                                                 Baltimore, MD  21218

McKenna, Margaret A.            Director                         President, Lesley University
                                                                 29 Everett Street
                                                                 Cambridge, MA  02138-2790


Minter, Steven A.               Director                         President and Executive
                                                                 Director
                                                                 The Cleveland Foundation
                                                                 1422 Euclid Avenue, Suite 1400
                                                                 Cleveland, OH  44115

Randall, Kenneth A.             Director                         Director of Resources
                                                                 6 Whittaker's Mill
                                                                 Williamsburg, VA  23185

Royal, Frank S.                 Director                         Physician
                                                                 East End Medical Building
                                                                 1122 North 25th Street
                                                                 Suite A
                                                                 Richmond, VA  23223

Simmons, S. Dallas              Director                         Chairman, President and Chief
                                                                 Executive Officer of Dallas
                                                                 Simmons & Associates
                                                                 314 Burnwick Road
                                                                 Richmond, VA  23227

Spilman, Robert H.              Director                         President, Spilman Properties,
                                                                 Inc.
                                                                 Post Office Box 880
                                                                 Bassett, VA  24055

Wollard, David A.               Director                         Chairman of the Board of
                                                                 Directors
                                                                 Exempla Healthcare
                                                                 600 Grant Street, Suite 700
                                                                 Denver, CO  80203-3525

Chewning, Thomas N.             Executive Vice President and     Executive Vice President and
                                Chief Financial Officer          Chief Financial Officer of
                                                                 Resources

Farrell, II, Thomas F.          Executive Vice President         Executive Vice President of
                                                                 Resources

O'Hanlon, James P.              Executive Vice President         Executive Vice President of
                                                                 Resources

Radtke, Duane C.                Executive Vice President         Executive Vice President of
                                                                 Resources


Roach, Jr., Edgar M.            Executive Vice President         Executive Vice President of
                                                                 Resources

Hardy, Eva Teig                 Senior Vice President-External   Senior Vice President-External
                                Affairs & Corporate              Affairs & Corporate
                                Communications                   Communications of Resources

Hetzer, G. Scott                Senior Vice President and        Senior Vice President and
                                Treasurer                        Treasurer of Resources

Sanderlin, James L.             Senior Vice President - Law      Senior Vice President - Law of
                                                                 Resources

Hall, Jr., William C.           Vice President - External        Vice President - External
                                Affairs and Corporate            Affairs and Corporate
                                Communications                   Communications of Resources

Hodges, Simon C.                Vice President - Financial       Vice President - Financial
                                Planning                         Planning of Resources

Hunter, Karen E.                Vice President - Tax             Vice President - Tax of
                                                                 Resources

Rogers, Steven A.               Vice President and Controller    Vice President and Controller
                                                                 of Resources

Stutts, James F.                Vice President and General       Vice President and General
                                Counsel                          Counsel of Resources

Wilkerson, Patricia A.          Vice President and Corporate     Vice President and Corporate
                                Secretary                        Secretary of Resources

Baker, Frances F.               Assistant Controller             Assistant Controller of
                                                                 Resources

Borneman, Donald W.             Assistant Treasurer              Assistant Treasurer of
                                                                 Resources

Carney, James P.                Assistant Treasurer              Assistant Treasurer of
                                                                 Resources

Doggett, Karen W.               Assistant Corporate Secretary    Assistant Corporate Secretary
                                                                 of Resources

Full, Jeffrey K.                Assistant Controller             Assistant Controller of
                                                                 Resources


Marks, III, E. J.               Assistant Corporate Secretary    Assistant Corporate Secretary
                                                                 of Resources

Pitchford, Barbara F.           Assistant Corporate Secretary    Assistant Corporate Secretary
                                                                 of Resources

Riely, Henry C.                 Assistant Corporate Secretary    Assistant Corporate Secretary
                                                                 of Resources

Tanner, Elwood L.               Assistant Controller             Assistant Controller of
                                                                 Resources

Taylor, Robert D.               Assistant Controller             Assistant Controller of
                                                                 Resources


*Unless otherwise noted, the business address of each of the foregoing individuals is 100 Tredegar Street, Richmond, Virginia 23219.